

November 8, 2013

Via E-mail
Sam Duncan
Chief Executive Officer
SuperValu Inc.
7075 Flying Cloud Drive
Eden Prairie, MN 55344

      Re: SuperValu Inc.
                Amendment No.1 to Registration Statement on Form S-4
                Filed October 28, 2013
                File No. 333-191144

Dear Mr. Duncan:

      We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment four in our letter dated October 11, 2013, including your statement that "no subsidiary guarantors will be added between the date the Registration Statement is declared effective and the expiration of the exchange offer." For the sake of clarity, please supplementally confirm your understanding that, if subsidiary guarantors are added between the date the Registration Statement is declared effective and the expiration of the exchange offer, you will register the offer and sale of the additional guarantees by such new guarantors on a new registration statement.

<u>The Prospectus Summary, page 1</u>

<u>Conditions to the Exchange Offer, page 4</u>

2. We note that this section does not reflect the changes made on page 38. Please revise accordingly.

<u>The Exchange Offer, page 30</u>

<u>Conditions to the Exchange Offer, page 38</u>

3. We note your response to comment 12 in our letter dated October 11, 2013 and the related revisions to your disclosure. However, the language in the sixth bullet on page 38 has not been revised as requested. Please revise to include an objective standard for the determination of whether a condition has been satisfied.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Dean Brazier at (202) 551-3485, Lilyanna Peyser at (202) 551-3222, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara Ransom
Assistant Director

cc: Gary L. Tygesson